August 16, 2004

Dear American Retirement Villas Properties II Unitholders:

As a fellow unitholder of the above-named partnership, we believe that the offer to purchase units made by an affiliate of the general partner, now at $400 per unit according to the most recent amendment, is a fair price for units. We plan to accept the offer.

As we explained in our prior letter, our valuation of the Partnership is higher than the $400, but a liquidation of the Partnership could take several years. Discounting our estimate of the net asset value to account for the time value of money is appropriate. Thus, we believe that a $400 tender offer is an acceptable tender price at this time.

Please refer to the Schedule 14D-9 on the following pages for further information regarding our calculation of the net asset value of the Partnership's assets.


Sincerely,



Chip Patterson
Vice President